

July 22, 2011

<u>Via E-Mail</u>
Stanley M. Bergman, Chief Executive Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

> **Re:** **Henry Schein, Inc.**
> **Form 10-K for the Fiscal Year Ended December 25, 2010**
> **Filed February 22, 2011**
> **File No. 000-27078**

Dear Mr. Bergman:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed on February 22, 2011 for the Fiscal Year Ended December 25, 2010

Part III. Incorporated by Reference in Definitive Proxy Statement filed on April 8, 2011

Compensation Discussion and Analysis, page 15

1. We note your response to comment three of our letter dated May 27, 2011, and we reissue it. Please confirm that in future filings that you will provide the specific EPS performance goals under the LTIP that result in the issuance of restricted stock or other equity compensation. Please note we are not requesting target disclosure on a prospective basis, rather you should provide the EPS targets in the proxy statement filed after the restricted stock units have vested. Thus, the disclosure of the EPS targets would not be prospective in nature. Please provide us draft disclosure, though you may omit the specific targets in your supplemental letter.

Questions may be directed to Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790 for any issues.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director